UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Newmark Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

65158N 102

(CUSIP Number)

Stephen M. Merkel

Executive Vice President, General Counsel and Secretary

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65158N 102	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS BGC Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 148,040,561 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,040,561 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,040,561 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65158N 102	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 171,841,908 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 171,841,908 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,841,908 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 65158N 102	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 171,841,908 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 171,841,908 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,841,908 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65158N 102	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,073 shares of Class A Common Stock
	8	SHARED VOTING POWER 171,841,908 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 473,073 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 171,841,908 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,314,981 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.1%
14	TYPE OF REPORTING PERSON IN

Page 6 of 19 Pages

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Newmark Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 125 Park Avenue, New York, New York 10017.

Item 2. Identity and Background

(a), (b) and (c) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein) by:

(i)	BGC Partners, Inc., a Delaware corporation (“BGC”);

(ii)	Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”);

(iii)	CF Group Management, Inc., a New York corporation (“CFGM”); and

(iv)	Howard W. Lutnick (together with BGC, CFLP and CFGM, the “Reporting Persons”).

The principal business of BGC is providing global brokerage services to the financial and real estate markets through its financial services and real estate services businesses. CFLP is the owner of a majority of the voting power of the outstanding equity securities of BGC. The principal business of CFLP is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of CFLP. Mr. Lutnick’s principal occupation is serving as Chairman and Chief Executive Officer of BGC, Chairman and Chief Executive Officer of CFLP, Chairman and Chief Executive Officer of CFGM, and as Chairman of the Issuer. In addition, Mr. Lutnick holds offices at various other affiliates of CFLP and provides services to the operating partnerships of the Issuer, BGC, and CFLP. Mr. Lutnick is also the trustee of an entity that is the sole shareholder of CFGM.

The principal place of business of each Reporting Person is 499 Park Avenue, New York, New York 10022.

See Schedule A hereto for information regarding the additional persons listed thereon.

(d) and (e) During the last five (5) years, no Reporting Person or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person other than Mr. Lutnick is set forth above. Mr. Lutnick is a United States citizen. See Schedule A hereto for the citizenship of the additional persons listed thereon.

Page 7 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, on December 19, 2017, the Issuer completed its initial public offering (the “IPO”) of 20,000,000 shares of Class A Common Stock. Prior to the IPO, the Issuer was a wholly owned subsidiary of BGC. Upon the closing of the IPO, BGC owned 115,593,786 shares of Class A Common Stock and all of the 15,840,049 issued and outstanding shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”). Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

On December 26, 2017, the Issuer completed the sale of an additional 3,000,000 shares of Class A Common Stock pursuant to the underwriters’ exercise in full of their overallotment option granted in connection with the IPO.

On December 13, 2017, prior to the closing of the IPO, BGC, BGC Holdings, L.P. (“BGC Holdings”), BGC Partners, L.P. (“BGC U.S. OpCo”), the Issuer, Newmark Holdings, L.P. (“Newmark Holdings”), Newmark Partners, L.P. (“Newmark OpCo”) and, solely for the provisions listed therein, CFLP and BGC Global Holdings, L.P. (“BGC Global OpCo”) entered into a Separation and Distribution Agreement, dated as of December 13, 2017 (the “Separation and Distribution Agreement”), as may be amended from time to time. The Separation and Distribution Agreement sets forth the agreements among BGC, Cantor, Newmark and their respective subsidiaries regarding, among other things:

•	the principal corporate transactions pursuant to which BGC, BGC Holdings and BGC U.S. OpCo and their respective subsidiaries (other than the Newmark Group (defined below), the “BGC Group”) transferred to the Issuer, Newmark Holdings and Newmark OpCo and their respective subsidiaries (the “Newmark Group”) the assets and liabilities of the BGC Group relating to BGC’s real estate services business (the “Separation”);

•	the proportional distribution of interests in Newmark Holdings to holders of interests in BGC Holdings;

•	the IPO;

•	the assumption and repayment of indebtedness of the BGC Group by the Newmark Group;

•	the pro rata distribution of the shares of Class A Common Stock and the shares of Class B Common Stock held by BGC, pursuant to which shares of Class A Common Stock held by BGC would be distributed pro rata to the holders of shares of Class A common stock, par value $0.01 per share, of BGC (“BGC Class A Common Stock”) and shares of Class B Common Stock held by BGC would be distributed pro rata to the holders of shares of Class B common stock, par value $0.01 per share, of BGC (all of which are currently held by CFLP and another entity controlled by Mr. Lutnick; such Class B common stock of BGC, “BGC Class B Common Stock” and, together with BGC Class A Common Stock, “BGC Common Stock”), which distribution is intended to qualify as generally tax-free for U.S. federal income tax purposes (the “Distribution”); provided that the determination of whether, when and how to proceed with the Distribution shall be entirely within the discretion of BGC; and

Page 8 of 19 Pages

•	other agreements governing the relationship between the BGC Group, the Newmark Group and CFLP.

The remaining description of certain provisions of the Separation and Distribution Agreement set forth in Item 6 below is incorporated herein by reference.

In connection with the Separation, BGC received the 115,593,786 shares of Class A Common Stock and 15,840,049 shares of Class B Common Stock referred to above. In addition, CFLP received 23,801,347 exchangeable limited partnership units of Newmark Holdings, which may be exchanged for shares of Class A Common Stock or Class B Common Stock, and Mr. Lutnick received 473,073 exchangeable limited partnership units of Newmark Holdings, which may be exchanged for shares of Class A Common Stock, in each case, on a one-for-one basis, subject to adjustment.

On March 7, 2018, BGC, including through its subsidiary BGC U.S. OpCo, purchased 16,606,726 newly issued exchangeable limited partnership units of Newmark Holdings for approximately $242.0 million (the “Investment”). The price per unit was based on the $14.57 closing price of Class A Common Stock on March 6, 2018 as reported on the NASDAQ Global Select Market. These exchangeable limited partnership units may be exchanged for shares of Class A Common Stock or Class B Common Stock on a one-for-one basis, subject to adjustment. BGC and its subsidiaries funded the Investment using the proceeds of its Controlled Equity Offering Class A Common Stock sales program pursuant to the Sales Agreement, dated April 1, 2017, between BGC and Cantor Fitzgerald & Co.

Item 4. Purpose of Transaction

On November 30, 2016, the Issuer submitted a draft registration statement for its IPO to the Securities and Exchange Commission as the initiation of a process to separate BGC’s real estate services business into a separate publicly traded company. On September 8, 2017, the Newmark Group significantly expanded its operations through the completion of the acquisition from Cantor Commercial Real Estate Company, L.P., an affiliate of CFLP, of Berkeley Point Financial LLC, a leading commercial real estate finance company focused on the origination, servicing and sale of multifamily loans through government-sponsored and government-funded loan programs.

On December 13, 2017, prior to the closing of the IPO, BGC, the Issuer, Newmark Holdings and the other parties thereto entered into the Separation and Distribution Agreement to effectuate the Separation. The Separation and Distribution Agreement sets forth the agreements among the parties thereto with respect to the Separation, the IPO, the proportional distribution of interests in Newmark Holdings to holders of interests in BGC Holdings and the Distribution, among other things. The determination of whether, when and how to proceed with the Distribution shall be entirely within the discretion of BGC.

In connection with the Separation, BGC received 115,593,786 shares of Class A Common Stock and 15,840,049 shares of Class B Common Stock, In addition, CFLP received 23,801,347 exchangeable limited partnership units of Newmark Holdings and Mr. Lutnick received 473,073 exchangeable limited partnership units of Newmark Holdings.

Page 9 of 19 Pages

On December 19, 2017, the Issuer completed the IPO. Upon the closing of the IPO, BGC owned 115,593,786 shares of Class A Common Stock and all of the 15,840,049 issued and outstanding shares of Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock. The shares of Common Stock held by each of the Reporting Persons are subject to a customary 180-day lockup restriction entered into with the underwriters of the IPO in connection with the IPO.

On March 7, 2018, BGC, including through its subsidiary BGC U.S. OpCo, purchased 16,606,726 newly issued exchangeable limited partnership units of Newmark Holdings for approximately $242.0 million. The price per unit was based on the $14.57 closing price of Class A Common Stock on March 6, 2018 as reported on the NASDAQ Global Select Market. The Investment was completed pursuant to the terms of the Investment Agreement described in Item 6 below.

The Reporting Persons may, from time to time, depending on market conditions and other factors deemed relevant by such Reporting Persons, acquire additional beneficial ownership of shares of Common Stock or dispose of shares of Common Stock (including, in each case, interests in Newmark Holdings and other interests that are exchangeable or convertible into shares of Common Stock) which such Reporting Persons now own or may hereafter acquire.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) and (b)

As of March 16, 2018, BGC has shared voting and shared dispositive power with respect to an aggregate of (i) 115,593,786 shares of Class A Common Stock held directly by BGC, (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, and (iii) 16,606,726 shares of Class A Common Stock acquirable upon exchange of 16,606,726 exchangeable limited partnership units held directly by BGC. CFLP has shared voting and shared dispositive power with respect to an aggregate of (i) 115,593,786 shares of Class A Common Stock held directly by BGC, (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, (iii) 16,606,726 shares of Class A Common Stock acquirable upon exchange of 16,606,726 exchangeable limited partnership units held directly by BGC, and (iv) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units held directly by CFLP. CFGM has shared voting and shared dispositive power with respect to an aggregate of (i) 115,593,786 shares of Class A Common Stock held directly by BGC, (ii)

Page 10 of 19 Pages

15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, (iii) 16,606,726 shares of Class A Common Stock acquirable upon exchange of 16,606,726 exchangeable limited partnership units held directly by BGC, and (iv) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units held directly by CFLP. Mr. Lutnick has shared voting and shared dispositive power with respect to an aggregate of (i) 115,593,786 shares of Class A Common Stock held directly by BGC, (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, (iii) 16,606,726 shares of Class A Common Stock acquirable upon exchange of 16,606,726 exchangeable limited partnership units held directly by BGC, and (iv) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units held directly by CFLP, and sole voting and sole dispositive power with respect to 473,073 shares of Class A Common Stock acquirable by Mr. Lutnick upon exchange of 473,073 exchangeable limited partnership units held directly by Mr. Lutnick.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of March 16, 2018:

Amount beneficially owned:

(i)	BGC is the beneficial owner of 148,040,561 shares of Class A Common Stock.

(ii)	CFLP is the beneficial owner of 171,841,908 shares of Class A Common Stock.

(iii)	CFGM is the beneficial owner of 171,841,908 shares of Class A Common Stock.

(iv)	Mr. Lutnick is the beneficial owner of 172,314,981 shares of Class A Common Stock.

Percent of class:

(i)	86.4% for BGC;

(ii)	88.0% for CFLP;

(iii)	88.0% for CFGM; and

(iv)	88.1% for Mr. Lutnick.

Page 11 of 19 Pages

Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

473,073 shares for Mr. Lutnick.

(ii)	shared power to vote or to direct the vote of:

148,040,561 shares for BGC;

171,841,908 shares for CFLP;

171,841,908 shares for CFGM; and

171,841,908 shares for Mr. Lutnick.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

473,073 shares for Mr. Lutnick.

(iv)	shared power to dispose or to direct the disposition of:

148,040,561 shares for BGC;

171,841,908 shares for CFLP;

171,841,908 shares for CFGM; and

171,841,908 shares for Mr. Lutnick.

The other persons listed on Schedule A beneficially own such shares of Class A Common Stock as set forth therein.

(c)	Except as specifically set forth in this Item 5, into which the contents of Schedule A are incorporated by reference, or Item 3, neither any Reporting Person, nor, to the best knowledge of the Reporting Persons, any person listed on Schedule A, has effected any transaction in Class A Common Stock during the past 60 days.

Page 12 of 19 Pages

(d)	Inapplicable.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Separation and Distribution Agreement

The description of certain provisions of the Separation and Distribution Agreement set forth in Item 3 is incorporated by reference herein.

In addition, certain provisions of the Separation and Distribution Agreement provide the Reporting Persons with rights to acquire additional shares of Common Stock under certain circumstances, as described below.

Prior to the Distribution, unless otherwise agreed by BGC, in order for a partner of BGC Holdings to exchange a BGC Holdings exchangeable limited partnership unit into a share of BGC Common Stock pursuant to the BGC Holdings limited partnership agreement, such partner must exchange both one BGC Holdings exchangeable limited partnership unit and a number of Newmark Holdings exchangeable limited partnership units calculated in accordance with the Separation and Distribution Agreement, in order to receive one share of BGC Common Stock. Prior to the Distribution, to the extent that BGC receives any Newmark OpCo limited partnership units as a result of any such exchange of Newmark Holdings exchangeable limited partnership units or otherwise, then BGC will contribute such Newmark OpCo limited partnership units to Newmark in exchange for a number of shares of Common Stock equal to the number of such Newmark OpCo limited partnership units multiplied by the exchange ratio, which is currently one-for-one, subject to adjustment (with the class of shares of Common Stock corresponding to the class of shares of BGC Common Stock issued upon such exchange).

The Separation and Distribution Agreement also provides that any net proceeds received by BGC from any issuances of BGC Common Stock (other than upon exchange of a combination of BGC Holdings exchangeable limited partnership units and Newmark Holdings exchangeable limited partnership units) will be, unless otherwise determined by BGC’s board of directors, contributed to BGC U.S. OpCo, BGC Global OpCo and Newmark OpCo in exchange for (1) a BGC U.S. OpCo limited partnership interest consisting of a number of BGC U.S. OpCo limited partnership units , (2) a BGC Global OpCo limited partnership interest consisting of a number of BGC Global OpCo units and (3) a Newmark OpCo limited partnership interest consisting of a number of Newmark OpCo limited partnership units, in each case calculated in accordance with the Separation and Distribution Agreement. The amount of the net proceeds that will be contributed by BGC to Newmark OpCo for each Newmark OpCo limited partnership unit so issued to BGC Partners will be based on the then-applicable market price for shares of Class A Common Stock. Any such contributions may also be made directly or indirectly into Newmark or Newmark Holdings or through BGC U.S. OpCo, BGC Global OpCo or Newmark OpCo. The remainder of the net proceeds will be contributed by BGC to BGC U.S. OpCo and BGC Global OpCo. BGC’s board of directors will have the right to make any equitable adjustment to the amounts contributed to Newmark OpCo, on the one hand, and BGC U.S. OpCo and BGC Global OpCo, on the other hand, if any events warrant such adjustment. Prior to the

Page 13 of 19 Pages

Distribution, to the extent that BGC receives any Newmark OpCo limited partnership units as a result of any such contribution by BGC to Newmark OpCo or purchase by BGC of Newmark OpCo limited partnership units, then in each case, BGC will contribute such Newmark OpCo limited partnership units to Newmark in exchange for a number of shares of Common Stock equal to the number of such Newmark OpCo limited partnership units multiplied by the exchange ratio.

In addition, prior to the Distribution, if BGC exercises its right to purchase from BGC U.S. OpCo and BGC Global OpCo a number of BGC U.S. OpCo limited partnership units and BGC Global OpCo limited partnership units, unless otherwise determined by BGC’s board of directors, BGC will also purchase a number of Newmark OpCo limited partnership units equal to the number of BGC U.S. OpCo limited partnership units so purchased through cash or non-cash consideration for an investment price based on the then-applicable market price for shares of Class A Common Stock. In such case, BGC will contribute such Newmark OpCo limited partnership units to Newmark in exchange for a number of shares of Common Stock equal to the number of such Newmark OpCo limited partnership units multiplied by the exchange ratio.

In the event that Newmark or BGC acquires any additional Newmark OpCo limited partnership units from Newmark OpCo, CFLP would have the right to cause Newmark Holdings to acquire additional Newmark OpCo limited partnership units from Newmark OpCo up to the number of Newmark OpCo units that would preserve CFLP’s relative indirect economic percentage interest in Newmark OpCo compared to Newmark’s and BGC’s aggregate interests immediately prior to the acquisition of such additional Newmark OpCo units by Newmark or BGC, and CFLP would acquire an equivalent number of additional exchangeable limited partnership units of Newmark Holdings, which may be exchanged for shares of Class A Common Stock or Class B Common Stock, to reflect such relative indirect interest.

Pursuant to the Amended and Restated Agreement of Limited Partnership of Newmark Holdings, dated as of December 13, 2017 (the “Newmark Holdings Limited Partnership Agreement”), as may be amended from time to time, CFLP also has certain rights with respect to outstanding founding partner units in Newmark Holdings that were issued in the Separation to founding partners of BGC. CFLP has a right to purchase any Newmark Holdings founding partner units that have not become exchangeable that are redeemed by Newmark Holdings upon termination or bankruptcy of a founding partner or upon mutual consent of the general partner of Newmark Holdings and CFLP. CFLP has the right to purchase such Newmark Holdings founding partner units at a price equal to the lesser of (1) the amount that Newmark Holdings would be required to pay to redeem and purchase such Newmark Holdings founding partner units and (2) the amount equal to (a) the number of units underlying such founding partner units, multiplied by (b) the exchange ratio as of the date of such purchase, multiplied by (c) the then current market price of Class A Common Stock. Any founding partner unit of Newmark Holdings acquired by CFLP, while not exchangeable in the hands of the founding partner absent a determination by CFLP to the contrary, will be exchangeable by CFLP for a number of shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case, equal to the exchange ratio, on the same basis as the exchangeable limited partnership units of Newmark Holdings held by CFLP. In addition, the Newmark Holdings Limited Partnership Agreement provides that where either current, terminating or terminated partners are permitted by Newmark to exchange any portion of their founding partner units and CFLP consents to such exchangeability, Newmark will offer to CFLP the opportunity for CFLP to purchase the same number of new exchangeable limited partnership units of Newmark Holdings at the price that CFLP would have paid for the founding partner units had Newmark redeemed them.

Page 14 of 19 Pages

The exchange ratio is currently one-for-one, but is subject to adjustment, as provided in the Separation and Distribution Agreement.

The foregoing descriptions of certain provisions of the Separation and Distribution Agreement and the Newmark Holdings Limited Partnership Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Separation and Distribution Agreement and the Newmark Holdings Limited Partnership Agreement, each as may be amended from time to time, which are filed as Exhibit 2 and Exhibit 5 hereto, respectively, and incorporated herein by reference.

Investment Agreement

On March 7, 2018, BGC, including through its subsidiary BGC U.S. OpCo, purchased 16,606,726 exchangeable limited partnership units of Newmark Holdings for approximately $242.0 million. The price per unit was based on the $14.57 closing price of Class A Common Stock on March 6, 2018 as reported on the NASDAQ Global Select Market. The exchangeable limited partnership units may be exchanged for shares of Class A Common Stock or Class B Common Stock. BGC and BGC U.S. OpCo funded the Investment using the proceeds of its Controlled Equity Offering Class A common stock sales program pursuant to the 2017 Sales Agreement.

BGC made the Investment on March 7, 2018 pursuant to an Investment Agreement, dated as of March 6, 2018 (the “Investment Agreement”), by and among BGC, BGC Holdings, BGC U.S. OpCo, BGC Global OpCo, the Issuer, Newmark Holdings and Newmark OpCo.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Exchange Agreement

On December 13, 2017, in connection with the Separation, the Issuer, BGC and CFLP entered into an Exchange Agreement, dated as of December 13, 2017 (the “Exchange Agreement”), as may be amended from time to time, which provides BGC, CFLP, CFGM and any other Qualified Class B Holder (as defined therein) entitled to hold Class B Common Stock under the Issuer’s Amended and Restated Certificate of Incorporation with the right to exchange at any time and from time to time, on a one-to-one basis, shares of Class A Common Stock then owned or subsequently acquired by such persons for shares of Class B Common Stock, up to the number of shares of Class B Common Stock that are authorized but unissued under the Issuer’s certificate of incorporation. Prior to the Distribution, however, without the prior consent of BGC, CFLP, CFGM and any other Qualified Class B Holder may not exchange such shares of Class A Common Stock into shares of Class B Common Stock.

Page 15 of 19 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Amended and Restated Newmark Holdings Limited Partnership Agreement

As holders of exchangeable limited partnership units of Newmark Holdings, which are exchangeable for securities of the Issuer, each of BGC, CFLP and Mr. Lutnick are parties to the Newmark Holdings Limited Partnership Agreement.

For further details regarding the Newmark Holdings Limited Partnership Agreement, see the full text of the Newmark Holdings Limited Partnership Agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

Change in Control Agreement

Effective as of December 13, 2017, the Issuer entered into a change in control letter agreement with Mr. Lutnick (the “Change in Control Agreement”).

The Change in Control Agreement provides that, upon a change in control, among other things, all stock options, RSUs, restricted stock, and other awards based on shares of Class A Common Stock held by Mr. Lutnick immediately prior to such change in control shall vest in full and become immediately exercisable, and all limited partnership units in Newmark Holdings held by him shall, if applicable, vest in full and be granted immediately exchangeable exchange rights for shares of Class A Common Stock.

The Change in Control Agreement will be terminable by the Issuer upon two years’ advance notice on or after December 19, 2027.

For further details regarding the Change in Control Agreement, see the full text of the Change in Control Agreement, which is filed as Exhibit 6 hereto and incorporated herein by reference.

Other

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 16 of 19 Pages

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
Exhibit 1	Joint Filing Agreement, dated as of March 19, 2018, by and among BGC Partners, Inc., Cantor Fitzgerald L.P., CF Group Management, Inc. and Howard W. Lutnick

Exhibit 2	Separation and Distribution Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc, BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2017)

Exhibit 3	Investment Agreement, dated as of March 6, 2018, by and among BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 7, 2018)

Exhibit 4	Exchange Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc. and Newmark Group, Inc. (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2017)

Exhibit 5	Amended and Restated Agreement of Limited Partnership of Newmark Holdings, L.P., dated as of December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2017)

Exhibit 6	Change in Control Agreement, dated as of December 13, 2017, by and among Newmark Group, Inc. and Howard W. Lutnick (incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2017)

[Signature page follows.]

Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: March 19, 2018

BGC Partners, Inc.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

Page 18 of 19 Pages

Schedule A

The business address of all persons listed below is 499 Park Avenue, New York, NY 10022.

Name	Relationship to Reporting Person(s)	Principal Occupation or Employment	Citizenship	Item 5 Information
Linda A. Bell	Director of BGC	Provost and Dean of the Faculty, and Professor of Economics at Barnard College, Columbia University	United States	Dr. Bell does not beneficially own any shares of Class A Common Stock of the Issuer.

Steven Bisgay	Executive Officer of CFLP; Executive Officer of CFGM	Chief Financial Officer of CFLP; Chief Financial Officer of CFGM	United States	Mr. Bisgay beneficially owns 1,000 shares of Class A Common Stock of the Issuer acquired in the IPO.

Cantor Fitzgerald, L.P.	Owner of the majority of the voting power of the equity securities of BGC	Financial services	Delaware limited partnership	See Item 5.

CF Group Management, Inc.	Managing General Partner of CFLP	Managing General Partner of CFLP	New York corporation	See Item 5.

Stephen T. Curwood	Director of BGC	President of the World Media Foundation, Inc., a non-profit media production company, Senior Managing Director of SENCAP LLC, an investment group, and principal of Mamawood Pty Ltd., a media holding company	United States	Mr. Curwood does not beneficially own any shares of Class A Common Stock of the Issuer.

Stuart A. Fraser	Director of CFGM	Private investor in a number of business ventures and Vice Chairman of CFLP	United States	Mr. Fraser beneficially owns 50,000 shares of Class A Common Stock of the Issuer acquired in the IPO.

Anshuman Jain	Executive Officer of CFLP	President of CFLP	United Kingdom	Mr. Jain does not beneficially own any shares of Class A Common Stock of the Issuer.

KBCR Management Partners, LLC	Non-Managing General Partner of CFLP	Non-Managing General Partner of CFLP	Delaware limited liability company	KBCR Management Partners, LLC does not beneficially own any shares of Class A Common Stock of the Issuer.

Allison Lutnick	Director of CFGM; wife of Howard W. Lutnick; sister-in-law of Edith Lutnick	Philanthropist and private investor	United States	Ms. Lutnick does not beneficially own any shares of Class A Common Stock of the Issuer.

Edith Lutnick	Director of CFGM; sister of Howard W. Lutnick; sister-in-law of Allison Lutnick	Executive Director of the Cantor Fitzgerald Relief Fund and Eurobrokers Relief Fund	United States	Ms. Lutnick beneficially owns 50,000 shares of Class A Common Stock of the Issuer acquired in the IPO.

Page 19 of 19 Pages

Howard W. Lutnick	Executive Officer and Director of BGC; Executive Officer of CFLP; Executive Officer and Director of CFGM; sole shareholder of CFGM; husband of Allison Lutnick; brother of Edith Lutnick; Sole Managing Member of KBCR Management Partners, LLC, as Trustee of the Howard W. Lutnick Revocable Trust	Chairman and Chief Executive Officer of BGC; Chairman and Chief Executive Officer of CFLP; Chairman and Chief Executive Officer of CFGM; Chairman of the Issuer; Officer at various other affiliates of CFLP and service partnerships of the Issuer, BGC, and CFLP	United States	See Item 5.

Shaun D. Lynn	Executive Officer of BGC	President of BGC	United Kingdom	Mr. Lynn does not beneficially own any shares of Class A Common Stock of the Issuer.

Steven R. McMurray	Executive Officer of BGC	Chief Operating Officer of BGC	United Kingdom	Mr. McMurray does not beneficially own any shares of Class A Common Stock of the Issuer.

Stephen M. Merkel	Executive Officer of BGC; Executive Officer of CFLP; Executive Officer and Director of CFGM	Executive Vice President, General Counsel and Secretary of BGC; Executive Managing Director, General Counsel and Secretary of CFLP; Vice President, Chief Legal Officer, Secretary and Director of CFGM; Officer at various other affiliates CFLP and service partnerships of the Issuer, BGC, and CFLP	United States

Mr. Merkel beneficially owns 50,000 shares of Class A Common Stock of the Issuer, consisting of 50,000 exchangeable limited partnership units of Newmark Holdings, acquired in the

Separation, which units may be exchanged for shares of Class A Common Stock of the Issuer.

William J. Moran	Director of BGC	Retired	United States	Mr. Moran beneficially owns 15,000 shares of Class A Common Stock of the Issuer acquired in the IPO.

David Richards	Director of BGC	Chairman of Prodrive Holdings Ltd., a British motorsport and engineering group	United Kingdom	Mr. Richards does not beneficially own any shares of Class A Common Stock of the Issuer.

Sean A. Windeatt	Executive Officer of BGC	Chief Operating Officer of BGC	United Kingdom	Mr. Windeatt does not beneficially own any shares of Class A Common Stock of the Issuer.